Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following email message from John W. Thompson, Chairman and Chief Executive Officer of Symantec, was distributed to Symantec employees on December 16, 2004.

Dear Symantec Colleagues

Over the next several days much will be written and said on the merger of VERITAS Software with Symantec. This is a great opportunity for two leading companies to join together and innovate in two of the fastest growing segments of the IT market — security and storage software. What you’ll hear will all be focused on the business perspective. But, what you won’t read about in the press or hear on TV is how this historic event will affect you.

In addition to responding to customer needs, the combination of two market leaders, each with revenue streams supporting $2 billion plus in annual revenue, will do one very important thing – it will create enormous opportunity for employees on both teams. The new company will have approximately 13,000 employees, offer the broadest range of security and storage products at all layers of the enterprise – end point, gateway, and applications — and do business with the most comprehensive set of channel partners in the industry.

One thing is clear, a $5 billion company is much more complex than a $2 billion company. Both companies today are considering significant investments needed to grow their business. Together we can leverage those investments more effectively. The new Symantec will make more resources and expertise available than either company had separately. And we will be able to leverage our different strengths.

Over the next several months, as regulatory agencies and shareholders consider the transaction, both teams will be working on integration plans, new organizational structures, product roadmaps, development schedules and new investments. Throughout this process we will keep you informed of progress and announce final decisions as they are made.

The employees in both companies know what it is like to work for a market leader. In growth companies opportunities abound, organizations grow, new jobs and new positions are created, responsibilities are expanded. In short, career paths become more exciting.

So, what can each member of the Symantec and VERITAS Software teams do now? First, concentrate on meeting your current business commitments. After all, as I’ve always said, “this is the most important quarter of the year . . . as is next quarter and the quarter after”. Second, work with the integration teams to design an organization that is lean, highly efficient and focused on the customer. And finally, let go of the past and look to the future and the expanded opportunities it holds for all of us.

We’ve all had a very demanding year, and in a few days it will be time to take a short break and enjoy the holiday season with our friends and families. Enjoy the break, come back refreshed and ready to run faster than we have ever run before because we have a lot of work ahead as together we build our future.

Regards,

John W. Thompson

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.